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SECURITIE ||||||||||||||||||||| SSION 3/6/02
02018394

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING __12/04/00__ AND ENDING __12/31/01__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NANES DELORME CAPITAL MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 7th Floor
_____
(No. and Street)

New York, NY   10169
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Drohan   (631)499-9468
_____
                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Oram, Yelon & Bernstein, CPA's, P.C.
_____
                    (Name — if individual, state last, first, middle name)

420 Lexington Avenue, Suite 2150, New York, NY 10170
_____
(Address)   (City)   (State)   Zip Code)

PROCESSED

CHECK ONE:
    X Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

MAR 1 4 2002

P THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Daryl Nanes_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Nanes Delorme Capital Management, LLC_____, as of

_December 31_____, _2001_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Manager
Title

_____
Notary Public

VALERIE ERBSTEIN
Notary Public, State of New York
No. 31-5002888
Qualified in New York County
Commission Expires Oct. 13, 20_02_

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Auditors' report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF
NANES, DELORME CAPITAL MANAGEMENT LLC

We have audited the accompanying statement of financial condition of
Nanes, Delorme Capital Management LLC as of December 31, 2001 and
the related statements of operations, changes in capital, changes in
liabilities subordinated to claims of general creditors, and cash
flows for the period then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is
to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted
auditing standards. Those standards require that we plan and
perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts
and disclosures in the financial statements. An audit also includes
assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall financial
statement presentation. We believe that our audit provides a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of Nanes,
Delorme Capital Management LLC as of December 31, 2001 and the
results of its operations, changes in capital, and cash flows for
the year then ended, in conformity with accounting principles
generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The information
contained in Schedule I is presented for purposes of additional
analysis and is not a required part of the basic financial
statements, but is supplementary information required by Rule 17a-5
of the Securities and Exchange Commission. Such information has
been subjected to the auditing procedures applied in the audit of
the basic financial statements and, in our opinion, is fairly stated
in all material respects in relation to the basic financial
statements taken as a whole.

NEW YORK, NEW YORK
FEBRUARY 18, 2002

ORAM, YELON & BERNSTEIN, P.C.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Assets

Cash and cash equivalents	$ 152,844
Due from clearing broker	80,471
Securities owned at market	178,148
Interest receivable	1,295
Prepaid expenses	2,570
Security deposit	12,348
Total Current Assets	427,676
Furniture and equipment (net of accumulated depreciation of $5,172)	12,445
Total Assets	$ 440,121

Liabilities & Capital
Liabilities

Securities and options sold not yet purchased	$ 42,985
Accounts payable	9,960
Accrued expenses and taxes	3,682
Total Liabilities	56,627
Capital	383,494
Total Liabilities & Capital	$ 440,121

The accompanying notes are an integral part of these financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN CAPITAL

FOR THE PERIOD DECEMBER 4, 2000
(EFFECTIVE DATE OF REGISTRATION) TO DECEMBER 31, 2001

Balance at December 4, 2000	$253,176
Contributions by members	202,416
Net Income	24,902
Distributions	(97,000)
Balance at December 31, 2001	$383,494

The accompanying notes are an integral part of these financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD DECEMBER 4, 2000
(EFFECTIVE DATE OF REGISTRATION) TO DECEMBER 31, 2001

Revenues

Commissions	$ 312,148
Service fees	18,580
Interest	19,110
Trading (Loss)	(18,741)
Total Revenues	331,097

Expenses

Clearing and execution fees	124,616
Professional & consulting fees	35,499
Payroll & employment costs	33,376
Travel & entertainment	4,113
Insurance	3,952
Rent	49,030
Regulatory fees	2,662
Telephone	6,923
Market data services	19,354
Postage & printing	7,453
Advertising & promotion	514
Office & miscellaneous	11,956
Interest	18
Depreciation	5,172
Contributions	1,050
Dividends on securities sold	507
Total Operating Expenses	306,195
Net Income	$ 24,902

The accompanying notes are an integral part of these financial
statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE PERIOD DECEMBER 4, 2000
(EFFECTIVE DATE OF REGISTRATION) TO DECEMBER 31, 2001

Subordinated Liabilities at December 4, 2000	$ -0-
Increases	-0-
Decreases	-0-
Subordinated Liabilities at December 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1. Significant Accounting Policies &
Concentrations of Credit Risk

The Company, a Delaware limited liability company, is
registered as a broker-dealer of securities. The Company
operates on a fully disclosed basis through a clearing
broker. Commission income and related expenses and trading
gains and losses are recorded on a trade date basis.

The Company maintains cash balances at Chase Manhattan Bank
in the New York Metropolitan area. Bank balances are
insured by the Federal Deposit Insurance Corporation.
Deposits with the clearing broker and money market mutual
funds are not insured by the Securities Investor Protection
Corporation.

Note 2. Income Taxes

No provision has been made for Federal or State income
taxes. The Company has elected to be treated as a
partnership for income tax purposes. Each member is
individually responsible for reporting income or loss based
on their respective shares of the company's income or loss
for the period.

Note 3. Use of Estimates

Management of the Company uses estimates and assumptions in
preparing financial statements in accordance with generally
accepted accounting principles. Those estimates and
assumptions affect the reported amounts of assets and
liabilities, the disclosure of contingent assets and
liabilities, and the reported revenues and expenses.
Actual results could vary from the estimates that
management uses.

Note 4. Deposits with Clearing Brokers

The Company as an introducing broker, is required under the
terms of its fully disclosed clearing agreement with its
clearing broker to maintain net capital of $150,000.

Note 5. Liabilities Subordinated to Claims of General Creditors

At December 31, 2001, the Company had no liabilities subordinated to claims of General Creditors.

Note 6. Net Capital Required

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Company had net capital of $335,115 which was $235,115 in excess of its required net capital of $100,000. The Company's net capital ratio was .04 to 1.0.

Note 7. Office Expenses

The Company subleases office facilities and certain administrative services from the clearing broker. For these facilities and services the Company pays a monthly fee of $4,116. For the year ended December 31, 2001, these charges amounted to approximately $49,000.

<u>INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION</u>
<u>REQUIRED BY SEC RULE 17a-5</u>

TO THE MEMBERS OF
NANES, DELORME CAPITAL MANAGEMENT LLC

We have audited the financial statements of Nanes, Delorme Capital
Management LLC as of and for the period ended December 31, 2001 and
have issued our report thereon dated February 18, 2002. Our audit
was made for the purpose of forming an opinion on the basic
financial statements taken as a whole. The information contained in
Schedule I on the following pages is presented for purposes of
additional analysis and is not a required part of the basic
financial statements, but is supplementary information required by
Rule 17a-5 of the Securities and Exchange Commission. Such
information has been subjected to the auditing procedures applied in
the audit of basic financial statements and in our opinion, is
fairly stated in all material respects in relation to the basic
financial statements taken as a whole.

NEW YORK, NEW YORK
FEBRUARY 18, 2002

Oram, Yelon & Bernstein, P.C.
ORAM, YELON & BERNSTEIN, P.C.

NANES, DELORME CAPITAL MANAGEMENT LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1
OF THE SECURITIES & EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital:
     Total members' capital,
          qualified for net capital $383,494

Add:
     Liabilities subordinated to claims of
        general creditors, allowable in
        computation of net capital   0

     Total Capital and allowable
        subordinated liabilities $383,494

Deductions and/or changes:
     Non-allowable assets;
     Prepaid expenses   (2,570)
     Security deposits   (12,348)
     Fixed Assets   (12,445)

Net Capital before haircuts on securities positions $356,131

Haircuts on Securities   (21,016)

     Net Capital $335,115

Aggregate Indebtedness:
     Accounts payable $ 9,960
     Accrued Expenses & Taxes   3,682
     Items not included in balance sheet   -0-

     Total Aggregate Indebtedness $ 13,642

Computation of Basic Net Capital Requirements:
     Minimum Capital Required $ 910

     Minimum dollar Net Capital Requirement   100,000

     Excess Net Capital $235,115

     Excess Net Capital at 1000% $333,751

     Ratio: Aggregate Indebtedness to Net Capital   .04 to 1.0

     Percentage Debt to Debt/Equity   N/A

Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2001:

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$325,403
Audit adjustments	6,916
Adjustment to haircuts	2,796
Net Capital per above	$335,115

Nanes, Delorme Capital Management LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k)(2)(ii)

TO THE MEMBERS OF
NANES, DELORME CAPITAL MANAGEMENT LLC

In planning and performing our audit of the financial statements of
Nanes, Delorme Capital Management LLC for the period ended December
31, 2001, we considered its internal control structure, including
procedures for safeguarding securities, in order to determine our
auditing procedures for the purposes of expressing our opinion on
the financial statements and not to provide assurance on the
internal control structure.

We also made a study of the practices and procedures followed by the
Company in making the periodic computations of aggregate
indebtedness and net capital under Rule 17a-3(a)(11) and the
procedures for determining compliance with the exemptive provisions
of Rule 15c3-3. We did not review the practices and procedures
followed by the Company in making the quarterly securities
examinations, counts, verifications and comparisons, and the
recordation of differences required by Rule 17a-13 or in complying
with the requirements for prompt payment for securities under
Section 8 of Regulation T of the Board of Governors of the Federal
Reserve System, because the Company does not carry security accounts
for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and
maintaining an internal control structure and the practices and
procedures referred to in the preceding paragraph. In fulfilling
this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of
internal control structure policies and procedures and of the
practices and procedure referred to in the preceding paragraph and
to assess whether those practices and procedures can be expected to
achieve the Commission's above-mentioned objectives of an internal
control structure and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets
for which the Company has responsibility are safeguarded against
loss from unauthorized use or disposition and that transactions are
executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity
with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the
preceding paragraph.

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

NEW YORK, NEW YORK
FEBRUARY 18, 2002

Oram, Yelon & Bernstein, P.C.

ORAM, YELON & BERNSTEIN, P.C.



NANES, DELORME CAPITAL MANAGEMENT LLC
Financial Statements
December 31,2001

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS